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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Invitrogen Corporation (Last) (First) (Middle)		11/23/02

	1600 Faraday Avenue (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			InforMax, Inc. (INMX)		☐	Director	☒	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Carlsbad, CA 92008 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		24,878,686(1)		I(1)		(1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Option to Purchase Common Stock		(2)	(2)		Common Stock	(2)		$1.36		I (1)		(1)

Explanation of Responses:

(1) This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by Invitrogen Corporation, a Delaware corporation ("Parent"), and Babcock, Inc. a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"). On October 15, 2002, Parent, Merger Subsidiary and InforMax, Inc., a Delaware corporation ("InforMax") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Subsidiary with and into InforMax following a tender offer by Merger Subsidiary for shares of InforMax Common Stock. On October 25, 2002, Merger Subsidiary, in accordance with the terms of the Merger Agreement, began a tender offer to purchase InforMax Common Stock (the "Offer"). The initial offering period expired at 12:00 midnight, Eastern Standard Time, on Friday, November 22, 2002. Following the expiration of the initial offering period, Merger Subsidiary accepted for payment all shares of InforMax validly tendered pursuant to the Offer. As of that date, Parent indirectly owned 24,878,686 shares of InforMax Common Stock and Merger Subsidiary beneficially owned 24,878,686 shares of InforMax Common Stock. This number of shares of InforMax Common Stock represented approximately 81.6% of the issued and outstanding shares of InforMax Common Stock. The foregoing summary of the Merger Agreement and the terms of the Offer are qualified in their entirety by reference to such documents, which have been filed as exhibits to the Schedule TO filed by Parent and Merger Subsidiary with respect to this transaction.

(2) To facilitate the merger, InforMax has granted Merger Subsidiary an irrevocable option, exercisable if Merger Subsidiary purchases and pays pursuant to the Offer (including any subsequent offering periods under the Offer) shares of InforMax Common Stock constituting at least 85% of the shares of InforMax Common Stock then outstanding (the “Option”), to purchase additional shares of InforMax Common Stock from InforMax, at a price per share equal to the Offer price, in order to reach an ownership level by Merger Subsidiary of 90% plus one share of the outstanding shares of InforMax Common Stock. The maximum number of shares which may be purchased under this Option is 15,370,206. The Option may be exercised at any one time after the Merger Subsidiary purchases and pays for at least 85% of the shares of InforMax Common Stock outstanding (the “Top-Up Event”) and prior to (i) the termination of the Merger Agreement, (ii) the Effective Time, as defined in the Merger Agreement, or (iii) the date which is five (5) business days after the occurrence of the Top-Up Event.

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/s/ John Cottingham	12/02/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name:	Babcock, Inc.

Address:	c/o Invitrogen Corporation 1600 Faraday Avenue Carlsbad, CA 92008

Designated Filer:	Invitrogen Corporation

Issuer & Ticker Symbol:	InforMax, Inc. (INMX)

Date of Event

Requiring Statement:	11/22/02

Signature:	/s/ John Cottingham